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                              OnCURE Medical Corp.
                       610 Newport Center Drive, Suite 350
                             Newport Beach, CA 92660


                                                                  May 1, 2003


VIA EDGAR
---------
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549



Mail Stop 3-9

           Re: Registration Statement on Form S-8 (the "Registration Statement")
               of OnCURE Medical Corp. (the "Company")
               ---------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Security Act"), the Company1 hereby respectfully requests that the above-referenced Registration Statement be withdrawn and that an order of the Commission granting such withdrawal be included in the Company's file for the Registration Statement.

         The withdrawal of the Registration Statement is requested on the grounds that the offer and sale of the 3,000,000 shares of common stock, $.001 par value per share("Common Stock"), of the Company issuable upon the exercise of options granted by the Company to certain eligible persons pursuant to the OnCure Technologies Corp. 2001 Stock Option Plan (the "Plan") is no longer intended, primarily because the options are significantly out-of-the-money and thus have no value. The options have an exercise price of $2.00 in cash per share of Common Stock, but the Common Stock has consistently traded on the Over-The-Counter Bulletin Board at values significantly less than the exercise price. For example, on April 30, 2003, the closing bid price was $0.25 per share of Common Stock. None of the options granted pursuant to the Plan have been exercised and, therefore, no shares of Common Stock were sold in connection with the offering covered by the Registration Statement. Accordingly, the Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.


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1 The Company was recently reincorporated (the "Reincorporation") under the laws of Delaware. Prior to the Reincorporation, the Company was a Florida corporation named OnCure Technologies Corp.


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Securities and Exchange Commission
March 10, 2003
Page 2

         Should you have any questions or comments, please do not hesitate to contact Scott M. Zimmerman, Esq. of Swidler Berlin Shereff Friedman, LLP, counsel to the Company, at (212) 891-9379.

                                Very truly yours,

                                ONCURE MEDICAL CORP.



                                By:  /s/ Jeffrey A. Goffman
                                     -----------------------
                                     Jeffrey A. Goffman
                                     President and Chief Executive Officer

cc:      Scott M. Zimmerman, Esq.